SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30644; 812-14176]

Wells Fargo Bank, N.A., et al.; Notice of Application and Temporary Order

August 6, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to an injunction effective July 15, 2013, entered against Wells Fargo Bank, N.A. ("Wells Fargo Bank") by the United States District Court for the Northern District of California, until the Commission takes final action on an application for a permanent order. Applicants have requested a permanent order.

Applicants: Wells Fargo Bank, Alternative Strategies Brokerage Services, Inc. ("Alternative Strategies Brokerage"), Alternative Strategies Group, Inc. ("Alternative Strategies"), First International Advisors, LLC ("First International"), Galliard Capital Management, Inc. ("Galliard"), Golden Capital Management, LLC ("Golden Capital"), Metropolitan West Capital Management, LLC ("Metropolitan West"), Peregrine Capital Management, Inc. ("Peregrine"), Wells Capital Management Incorporated ("Wells Capital Management"), Wells Fargo Funds Distributor, LLC ("WF Funds Distributor"), and Wells Fargo Funds Management, LLC ("WF Funds Management") (each an "Applicant" and collectively, the "Applicants").[1]

Filing Date: The application was filed on July 12, 2013.

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[1] Applicants request that any relief granted pursuant to the application also apply to any other company of which Wells Fargo Bank is or may become an affiliated person within the meaning of section 2(a)(3) of the Act (together with the Applicants, the "Covered Persons").

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 3, 2013, and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Wells Fargo Bank, 101 North Phillips Avenue, Sioux Falls, SD 57104; Alternative Strategies Brokerage and Alternative Strategies, 401 South Tryon Street, TH 3, 5th Floor, Charlotte, NC 28202; First International, 30 Fenchurch Street, London, England, UK EC3M 3BD; Galliard, 800 LaSalle Avenue, Suite 1100, Minneapolis, MN 55402; Golden Capital, 5 Resource Square, Suite 400, 10715 David Taylor Drive, Charlotte, NC 28262; Metropolitan West, 610 Newport Center Drive, Suite 1000, Newport Beach, CA 92660; Peregrine, 800 LaSalle Avenue, Suite 1850, Minneapolis, MN 55402; West Capital Management, 525 Market Street, 10th Floor, San Francisco, CA 94105; and WF Funds Distributor and WF Funds Management, 525 Market Street, 12th Floor, San Francisco, CA 94105.

For Further Information Contact: Laura J. Riegel, Senior Counsel, at (202) 551-6873 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Exemptive Applications).

Supplementary Information: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations:</u>

1.   Wells Fargo Bank is a national banking association wholly-owned, directly and indirectly, by Wells Fargo & Company ("Wells Fargo"). Through its direct and indirect subsidiaries, Wells Fargo, a registered financial holding company and bank holding company under the Bank Holding Company Act of 1956, as amended, offers banking, brokerage, advisory and other financial services to institutional and individual customers worldwide. Wells Fargo also is the ultimate parent of the other Applicants, who, as direct or indirect, majority-owned or wholly-owned, subsidiaries of the same ultimate parent, are, or may be considered to be, under common control with Wells Fargo Bank.

2.   Abbot Downing Investment Advisors and Wells Capital Management Singapore, each a separately identifiable department within Wells Fargo Bank and each registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"), serve as investment advisers to one or more Funds (as defined below). Alternative Strategies, First International, Galliard, Golden Capital, Metropolitan West, Peregrine, Wells Capital Management, and WF Funds Management are registered as investment advisers under the Advisers Act and serve as investment advisers or sub-advisers to various Funds. Alternative Strategies Brokerage and WF Funds Distributor are registered as broker-dealers under the Securities Exchange Act of 1934, and each serves as principal underwriter to various Funds. "Fund" means any registered investment company, including a registered unit investment trust ("UIT") or registered face amount certificate company, as well as any business development company ("BDC") or employees' securities company ("ESC"). "Fund Servicing Activities"

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means acting as an adviser, sub-adviser or depositor to Funds, or principal underwriter for any registered open-end investment company, UIT, registered face amount company or ESC.

3.   On May 14, 2013, the United States District Court for the Northern District of California issued an order (the "Court Order") in a certified consumer class action under Section 17200 of the California Business and Professions Code relating to a Wells Fargo Bank bookkeeping device known as "high-to-low" posting.[2] The plaintiffs in the class action alleged that Wells Fargo Bank, without adequate disclosure to account holders, posted debit card transactions received each day for payment beginning with the highest amount and ending with the lowest amount (*i.e.,* high-to-low), which could have the effect of increasing the number of items posting into overdraft and, therefore, increased overdraft fees.[3] While the plaintiffs' challenge to the practice of high-to-low posting and to the adequacy of the bank's disclosures was found to be preempted by the National Bank Act, Wells Fargo Bank was found liable under the California law for making misleading statements regarding the practice.[4] The Court Order enjoined Wells Fargo Bank from making or disseminating, or permitting to be made or disseminated, any false or misleading representations relating to the posting order of debit-card purchases, checks, and ACH transactions in its customer bank accounts (the "Injunction"). The Court Order set July 15, 2013, as the effective date of the Injunction.

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from acting as a bank, or from engaging in or continuing any conduct or practice in

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[2] *Gutierrez v. Wells Fargo Bank, N.A.*, Case No. C 07-05923 WHA (N.D. Cal., May 14, 2013) (granting in part and denying in part motion for judgment following remand).

[3] *Id.*

[4] *Id.* at 3 (*citing Gutierrez v. Wells Fargo Bank, N.A.*, 704 F.3d 712, 725-730 (9th Cir. 2012)).

connection with such activity, from acting, among other things, as an investment adviser or depositor of any registered investment company, or as a principal underwriter for any registered open-end investment company, UIT or registered face-amount certificate company. Section 9(a)(3) of the Act extends the prohibitions of section 9(a)(2) to a company any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that Wells Fargo Bank is, or may be considered to be, under common control with and therefore an affiliated person of each of the other Applicants. Applicants state that the Injunction may result in Applicants being subject to the disqualification provisions of section 9(a) of the Act because Wells Fargo Bank is enjoined from engaging in or continuing certain conduct and/or practices in connection with its banking activity.[5]

    2.   Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) if it is established that these provisions, as applied to Applicants, are unduly or disproportionately severe or that the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking temporary and permanent orders exempting the Applicants and the other Covered Persons from the disqualification provisions of section 9(a) of the Act. On July 15, 2013, Applicants received a temporary conditional order from the Commission exempting them from section 9(a) of the Act with respect to the Injunction from July 15, 2013 until the Commission takes final action on an application for a permanent order or, if earlier, September 13, 2013.

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[5] Applicants believe that the conduct and/or practices covered by the Injunction could be deemed to be in connection with Wells Fargo Bank's banking activity.

3.   Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4.   Applicants state that the conduct giving rise to the Injunction did not involve any of the Applicants acting in their capacity as investment adviser, sub-adviser, or principal underwriter for Funds. Applicants also state that the alleged conduct giving rise to the Injunction did not involve any Fund or the assets of any Fund for which they provided Fund Servicing Activities. Applicants further state that to the best of their reasonable knowledge: (i) none of the Applicants' (other than certain of Wells Fargo Bank's) current or former directors, officers or employees had any knowledge of, or had any involvement in, the conduct alleged in the Court Order that provided a basis for the Injunction; (ii) the personnel who were involved in the violations have had no involvement in, and will not have any future involvement in, providing advisory, sub-advisory, depository or underwriting services to Funds; and (iii) because the personnel of the Applicants involved in Fund Servicing Activities did not have any involvement in the alleged misconduct, shareholders of Funds that received investment advisory, depository and principal underwriting services from the Applicants were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser, depositor or principal underwriter.

5.   Applicants further represent that the inability of Applicants to continue providing Fund Servicing Activities would result in potentially severe financial hardships for both the Funds and their shareholders. Applicants state that they will distribute written materials, including an offer to meet in person to discuss the materials, to the board of directors of each Fund, including the directors who are not "interested persons," as defined in section 2(a)(19) of

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the Act, of such Fund, and their independent legal counsel as defined in rule 0-1(a)(6) under the

Act, if any, regarding the Injunction, any impact on the Funds, and the application. The

Applicants will provide the Funds with all information concerning the Injunction and the

application that is necessary for the Funds to fulfill their disclosure and other obligations under

the federal securities laws.

6.   Applicants also assert that, if the Applicants were barred from engaging in Fund

Servicing Activities, the effect on their businesses and employees would be severe. The

Applicants state that they have committed substantial capital and resources to establishing

expertise in advising and sub-advising Funds and in support of their principal underwriting

business.

7.   Applicants state that several Applicants and certain of their affiliates have

previously received orders under section 9(c), as described in greater detail in the application.

Applicants' Condition

Applicants agree that any order granted by the Commission pursuant to the application

will be subject to the following condition:

Any temporary exemption granted pursuant to the application shall be without prejudice

to, and shall not limit the Commission's rights in any manner with respect to, any

Commission investigation of, or administrative proceedings involving or against,

Covered Persons, including without limitation, the consideration by the Commission of a

permanent exemption from section 9(a) of the Act requested pursuant to the application,

or the revocation or removal of any temporary exemptions granted under the Act in

connection with the application.

<u>Temporary Order</u>:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and the other Covered Persons are granted a temporary exemption from the provisions of section 9(a), effective forthwith, solely with respect to the Injunction, subject to the condition in the application, until the date the Commission takes final action on their application for a permanent order.

By the Commission.

Elizabeth M. Murphy
Secretary